October 26, 2007
Attention:	Scott Stringer, Staff Accountant
Michael Moran, Accounting Branch Chief
U.S. Securities & Exchange Commission

Re: File No. 333-113223

Dear Scott,

The individual responses to your letter of September 12, 2007 are included. Please advise if this is sufficient for your review and if further action is needed prior of our filing of our 10-K.

Again, thank you for both your time and consideration in helping me with this matter.

Sincerely,

Rick Songer

Responses to the comments in your letter of September 12, 2007:

Comment 1: We note your response to prior comment 3 in our letter dated May 23, 2007. Your proposed revision disclosure discusses changes between 2004 and 2005. As previously requested, revise to provide a discussion of the change in total expense from $529,341 in 2005 to $1,460,240 in 2006.

Response:
The following discussion has been added to Management’s Discussion and Analysis:
Total revenue was $2,322,100 for the year ended August 31, 2005 as compared to $3,269,696 for the year ended August 31, 2004, a net decrease of $947,596. The net decrease is primarily due to the loss of a significant private label customer. The customer elected to source his products overseas. Officer and Administrative Compensation was $285,208 for the year ended August 31, 2005 as compared to $150,769 for the year ended August 31, 2004, a net increase of $134,439. The net increase is due to the addition of administrative staff and scheduled increases in officer compensation. Total Assets were $890,552 at August 31, 2005 as compared to $601,619 at August 31, 2004, a net increase of $288,933. The net increase was primarily due to the addition of equipment used in our continuing operation and an increase of inventory on hand.

Officer and Administrative Compensation was $413,812 for the year ended August 31, 2006 as compared to $285,208 for the year ended August 31, 2005, a net increase of $128,604. The net increase is due to the addition of administrative staff and scheduled increases in officer compensation. Additional expenses consisted mainly of legal fees incurred relating to trademark registration for developing our own clothing brand and increased interest expense. Total Assets were $1,668,092 at August 31, 2006 as compared to $890,552 at August 31, 2005, a net increase of $777,540. The net increase was primarily due to the addition of specialized equipment used in our continuing operation and an increase of cash on hand.

Operating expenses increased considerably in several areas including legal, trademark, insurance, promotional sponsorship of athletes as well as advertising and are anticipated to be recouped with profits from our newly developed product lines and related activities. Workers wages were increased to keep pace with minimum wage increases.

Comment 2: We note your response to prior comment 9 of our letter dated May 23, 2007. Please revise to report the errors and correct the various discrepancies in amounts reported for depreciation. See SFAS no.154.

Response: In 2005 the Company misclassified some of its depreciation in Cost of Goods Sold. The 2005 financial statements have been corrected to report the full amount of depreciation expense in Operating Expenses.

The correct total depreciation for 2006 was $81,430. We misclassified $16,760 of operating expense as depreciation. The $78,330 amount presented in note 1 was a typo. The Cash Flow Statement was mistakenly balanced by recording the $16,760 difference as an additional asset purchase. The accompanying financial statements and the related notes have been corrected to make the other corrections noted previously.

Comment 3: We note your response to prior comment 12 of our letter dated May 23, 2007. Please explain to us, using current GAAP guidance, why you have recorded warrant expense or revise. Also please confirm you have expensed any unamortized discount associated with the conversion of debt to stock.

Response: The discounts for the warrants and beneficial conversion features were not properly accounted for. The financial statements have been restated, see Note 11, to record the fair value of the warrants granted with the debt issuances and the beneficial conversion feature attached to the convertible debt. Notes 5 and 6 have been revised to disclose the method for determining the debt discount and the value of the warrants.

Comment 4: Please file your response letter dated July 24, 2007 on EDGAR as previously requested.

Response: Filed as Exhibit 1with these responses on EDGAR.

Comment 5: We note your response to our prior comment 12. The revisions made to your statement of operations and balance sheets appear significant and should be incorporated into an amendment reporting the corrections. Please file an amendment to your form 10-KSB for the fiscal year ended August 31, 2006. If you do not intend to file an amendment please explain your assessment of materiality and provide us with your SAB 99 analysis.

Response: An amendment to Form 10-KSB for the fiscal year ended August 31, 2006 will be filed incorporating the current responses pending your approval of same.

Comment 6: Please revise to incorporate your responses to comments 1,3,4,5,7,8,10 and 11 of our letter dated May 23, 2007 in your amended filing.

Response: All comment responses will be incorporated in the amended filing.

Comment 7: Please revise your disclosure as appropriate to address the adequacy of your previous disclosures regarding internal controls and disclosure controls and procedures in light of your revisions.

Response: Our management, under the supervision and with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of our disclosure controls and procedures as defined in Securities and Exchange Commission (“SEC”) Rule 13a-15(e) and 15d-15(e) as of the end of the period covered by this report.  Based upon that evaluation, management  has concluded that our  disclosure  controls  and  procedures  are  effective  to ensure  that information  we are required to disclose in reports that we file or submit under the Securities Exchange Act is communicated to management, including the CEO and CFO, as appropriate to allow timely decisions  regarding required disclosure and is  recorded,  processed,  summarized  and  reported  within the time periods specified in the SEC’s rules and forms.

Comment 8: We note you have restated the financial statements for the year ended August 31, 2006 in your quarterly report to reflect the beneficial conversion feature and warrants attached to the convertible debt issued during 2006. Please disclose the effect of the correction on each per share amount affected. Please revise to also describe the nature of the other errors corrected with respect to depreciation. Please tell us what consideration you gave to filing a form 8-K, Item 4.02, Non Reliance on Previously Issued Financial Statements.

Response: Revised financial statements and corresponding notes are attached. We plan on filing an 8-K, Item 4.02 pending your review of these latest comments.

Comment 9: We were unable to locate disclosure in this filing similar to the responses you provided to prior comments 4,6, and 11 of our letter dated May 23, 2007. Please confirm you will include the revisions in future filings.

Response: Revisions made in response to your comments will be included in future filings.

EXHIBIT 1

July 24, 2007
Attention:	Scott Stringer, Staff Accountant
Michael Moran, Accounting Branch Chief
U.S. Securities & Exchange Commission

Dear Scott,

Per our phone conversation we completed the filing of our 10-Q for the period ending May 31, 2007 and incorporated all of the responses and corresponding restated financials into the filing. Our year end is August 31, 2007 and our 10-K will include all current information and disclosure.

Responses:	File No. 333-113223

Comment 1:
Total revenue was $2,268,432 for the year ended August 31, 2006 as compared to $2,322,100 for the year ended August 31, 2005, a net decrease of $53,668. The net decrease is primarily due to loss of private label business as the market for headwear manufacturing continued moving to Chinese imports. Officer and Administrative Compensation was $413,832 for the year ended August 31, 2005 as compared to $285,208 for the year ended August 31, 2005, a net increase of $128,604.

Comment 2:
The net increase is due to the addition of administrative staff to increase productivity in our sales and customer service and scheduled increases in officer compensation. Our total number of employees has been reduced fro 70 to 65 as a result of eliminating several obsolete labor positions in our production department while adding personnel in what we feel are more productive areas therein. Total Assets were $1,668,093 at August 31, 2006 as compared to $890,552 at August 31, 2005, a net increase of $777,754. The net increase was primarily due to cash on hand as a result of convertible debt financing.

Comment 3:
Total revenue was $2,322,100 for the year ended August 31, 2005 as compared to $3,269,696 for the year ended August 31, 2004, a net decrease of $947,596. The net decrease is primarily due to the loss of a significant private label customer. The customer elected to source his products overseas. Officer and Administrative Compensation was $285,208 for the year ended August 31, 2005 as compared to $150,769 for the year ended August 31, 2004, a net increase of $134,439. The net increase is due to the addition of administrative staff and scheduled increases in officer compensation. Total Assets were $890,552 at August 31, 2005 as compared to $601,619 at August 31, 2004, a net increase of $288,933. The net increase was primarily due to the addition of equipment used in our continuing operation and an increase of inventory on hand.
Operating expenses increased considerably in several areas including legal, trademark, and promotional sponsorship of athletes as well as advertising and are anticipated to be recouped with profits from our newly developed product lines and related activities.

Comment 4:
Internal liquidity will be established with our planned increase in profits due to the increased profit margin resulting from selling direct to retailers at wholesale level as opposed to private labeling at lower margins. External sources of liquidity are not being developed at this time. The current decrease in liabilities resulted from the retirement of one of our lines of credit and bank debt while reducing payables and taking corresponding discounts.

Comment 5:
While corporate clients currently account for less than fifteen percent (15%) of our business, we continue to focus on growing this area of our business over the next year with the addition of in-house salespeople. Also, the addition of new silk screening equipment has given us the capability to accept and produce large orders of promotional t-shirts and related items for corporate programs through outside sales and advertising organizations. Our salespeople are now attempting to solicit business to our existing client base via telephone and Internet as well as to potential new customers through the same means as well as through print advertising via mailing and placement in trade publications. We are committed to making this new division profitable and more qualified labor has been retained to operate the new equipment as needed. Second and third manufacturing shifts can be added as growth requires. We have assigned two in-house clerical persons to service new inquiries and added accounts, as well as order finished goods for embellishment and shipping. Current production capacity is adequate to handle the anticipated increased volume. No other major capital expenditures are anticipated at this time.

Comment 6:
We have no off balance sheet arrangements.

Comment 7:
Our Chief Executive Officer, President, and Chief Financial Officer (the "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Certifying Officers have designed such disclosure controls and procedures to ensure that material information is made known to them, particularly during the period in which this report was prepared. The Certifying Officers have evaluated the effectiveness of the Company's disclosure controls and procedures as of the date of this report and believe that the Company's disclosure controls and procedures are effective based on the required evaluation. There have been no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Comment 8:
Our management, under the supervision and with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of our disclosure controls and procedures as defined in Securities and Exchange Commission (“SEC”) Rule 13a-15(e) and 15d-15(e) as of the end of the period covered by this report.  Based upon that evaluation, management  has concluded that our  disclosure  controls  and  procedures  are  effective  to ensure  that information  we are required to disclose in reports that we file or submit under the Securities Exchange Act is communicated to management, including the CEO and CFO, as appropriate to allow timely decisions  regarding required disclosure and is  recorded,  processed,  summarized  and  reported  within the time periods specified in the SEC’s rules and forms.
There were no changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls over financial reporting that occurred during the third quarter of 2006/2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Comment 9:
In 2005 the Company misclassified some of its depreciation in Cost of Goods Sold. The 2005 financial statements have been corrected to report the full amount of depreciation expense in Operating Expenses.

The correct total depreciation for 2006 was $81,429. We misclassified $16,760 of operating expense as depreciation. The $78,330 amount presented in note 1 was a typo. The Cash Flow Statement was mistakenly balanced by recording the $16,760 difference as an additional asset purchase. The accompanying financial statements have been corrected to make the other corrections noted previously.

Comment 10:
Bank of America Line of Credit. Revolving bank line of credit (Prime +3.8%, interest payable monthly), Principal due upon maturity on 7/1/07 has been renewed by bank, secured by accounts receivable.

Comment 11:
The terms of the note payable - related party in the amount of $77,298, classified in long-term liabilities represents the balance of a $100,000 note dated April 1, 2005 and maturing on May 10, 2010. The note carries an interest of 5% per annum and is paid monthly at a rate of $1887.12 to Joseph J. Pearson. We purchased Mr. Pearson’s silk screen equipment on April 1, 2005 and have brought this additional business into our newly acquired additional space within our manufacturing facilities. It is collateralized by the screen print equipment purchased from Mr. Pearson.

Comment 12:
The discount of $315,000 was the calculated discount of 45% for the $700,000 received in the first phase of the 2,000,000 debenture funding. The Company incorrectly carried forward the original discount as representing the discount for the entire $2,000,000 funded. The discount has been recomputed as disclosed in the revised notes to the financial statements and amortized accordingly.

The discounts for the warrants and beneficial conversion features were not properly accounted for. The financial statements have been restated, see Note 11, to record the fair value of the warrants granted with the debt issuances and the beneficial conversion feature attached to the convertible debt. Notes 5 and 6 have been revised to disclose the method for determining the debt discount and the value of the warrants.

Comment 13
The decrease in gross profit as a percent of sales is directly attributed to our significant investment in starting our new brand Pipeline Posse. A line of clothing has been developed and advertising and promotional campaigns are initiated and underway. This new segment of our business is expected to provide a significant increase in revenues resulting within the next 18 months.

We increased our rent by $7500 per month as a result of leasing an additional 10,000 square feet within our occupied facility as it became available when the former tenant moved out. This additional space, several offices and an inventory / shipping area, are devoted exclusively to our new brand and product development initiated to provide company growth in these new areas.